SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Capital Lease Funding, Inc.
(Name of Issuer)

Common stock, $.01 par value per share
(Title of Class of Securities)

140288 10 1
(CUSIP Number)

March 24, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

Page 1 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 2 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion CLF LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,295,566 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,295,566 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,566 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON OO

(1) Power is exercised through its sole member, Hyperion Partners II L.P.

Page 2 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 3 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Partners II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,295,566 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,295,566 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,566 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole member of Hyperion CLF LLC.

Page 3 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 4 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Ventures II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,295,566 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,295,566 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,566 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

Page 4 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 5 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Funding II Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,295,566 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,295,566 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,566 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON CO

(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

Page 5 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 6 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lewis S. Ranieri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5.	SOLE VOTING POWER 25,000
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,805,692 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,805,692 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,692 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON IN

(1) 2,295,566 shares held solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC, and 510,126 shares held solely in his capacity as managing member and sole equity owner of LSR Capital CLF LLC.

Page 6 of 16 Pages

CUSIP No. 140288 10 1	13G	Page 7 of 16

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scott A. Shay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 2,295,566 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 2,295,566 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,566 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (based on 27,491,700 shares of common stock of the issuer outstanding as of December 31, 2004)
12.	TYPE OF REPORTING PERSON IN

(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

Page 7 of 16 Pages

Item 1(a). Name of Issuer:
Capital Lease Funding Inc., a Maryland corporation (“CLF”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

110 Maiden Lane, New York, NY 10005.

Item 2(a). Name of Person Filing:

This schedule is being filed by Hyperion CLF LLC (“Hyperion”), Hyperion Partners II L.P. (the “Fund”), Hyperion Ventures II L.P. (the “General Partner”), Hyperion Funding II Corp. (“Funding”), Lewis S. Ranieri (“LSR”) and Scott A. Shay (“SAS”). Hyperion, the Fund, the General Partner, Funding, LSR and SAS are each individually referred to herein as a Reporting Person and collectively as the Reporting Persons.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York, NY 11553.

Item 2(c). Citizenship:

Hyperion is a Delaware limited liability company. Each of the Fund and the General Partner are Delaware limited partnerships. Funding is a Delaware corporation. Each of LSR and SAS is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common stock, $.01 par value per share.

Item 2(e). CUSIP Number:

140288 10 1

Item 3. This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4. Ownership.

Hyperion is the beneficial owner of 2,295,566 shares of CLF common stock.

The Fund may by reason of its status as the sole member of Hyperion, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which Hyperion possesses beneficial ownership.

The General Partner may by reason of its status as the sole general partner of the Fund, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which Hyperion possesses beneficial ownership. The General Partner disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Page 8 of 16 Pages

Funding may, by reason of its status as the sole general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which Hyperion possesses beneficial ownership. Funding disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

LSR may, by reason of his status as a control person of Funding, which is the sole general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which Hyperion possesses beneficial ownership. LSR disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

SAS may, by reason of his status as a control person of Funding, which is the sole general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which Hyperion possesses beneficial ownership. SAS disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

LSR Capital CLF LLC (“LSR Capital”) is the beneficial owner of 510,126 shares of CLF common stock. LSR may, by reason of his status as managing member and sole equity owner of LSR Capital, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which LSR Capital possesses beneficial ownership.

LSR is the chairman of the board of directors of CLF and is the beneficial owner of 25,000 shares of CLF common stock awarded to him upon completion of CLF’s initial public offering on March 24, 2004.

With respect to Hyperion:

(a)	Amount beneficially owned: 2,295,566. (1)

(b)	Percent of class: 8.4% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,295,566. (1)

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,295,566. (1)

(1) Power is exercised through its sole member, Hyperion Partners II L.P.

Page 9 of 16 Pages

With respect to the Fund:

(a)	Amount beneficially owned: 2,295,566. (1)

(b)	Percent of class: 8.4% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,295,566. (1)

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,295,566. (1)
(1) Solely in its capacity as the sole member of Hyperion CLF LLC.

With respect to the General Partner:

(a)	Amount beneficially owned: 2,295,566. (1)

(b)	Percent of class: 8.4% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,295,566. (1)

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,295,566. (1)

 (1) Solely in its capacity as the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

Page 10 of 16 Pages

With respect to Funding:

(a)	Amount beneficially owned: 2,295,566. (1)

(b)	Percent of class: 8.4% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,295,566. (1)

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,295,566. (1)

 (1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

With respect to LSR:

(a)	Amount beneficially owned: 2,830,692. (1)

(b)	Percent of class: 10.3% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 25,000.

(ii)	Shared power to vote or to direct the vote: 2,805,692. (1)

(iii)	Sole power to dispose or to direct the disposition of: 25,000.

(iv)	Shared power to dispose or to direct the disposition of: 2,805,692. (1)

 (1) 2,295,566 shares held solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC, and 510,126 shares held solely in his capacity as managing member and sole equity owner of LSR Capital CLF LLC.

Page 11 of 16 Pages

With respect to SAS:

(a)	Amount beneficially owned: 2,295,566. (1)

(b)	Percent of class: 8.4% (based on 27,491,700 shares of common stock of CLF outstanding as of December 31, 2004)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,295,566. (1)

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,295,566. (1)

 (1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole member of Hyperion CLF LLC.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As discussed above, LSR Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 510,126 shares of CLF common stock that may be deemed to be beneficially owned by LSR (1.9% of the class based on 27,491,700 shares of CLF common stock outstanding as of December 31, 2004). With the exception of the foregoing, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of CLF common stock reported hereunder.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Page 12 of 16 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	HYPERION CLF LLC

By: /s/ Scott A. Shay
      Name: Scott A. Shay
      Title: Executive Vice President

HYPERION PARTNERS II L.P.
By: Hyperion Ventures II L.P.,
        its general partner
        By: Hyperion Funding II Corp.,
                its general partner

                 By: /s/ Scott A. Shay
                        Name: Scott A. Shay
                        Title: Executive Vice President

HYPERION VENTURES II L.P.
By: Hyperion Funding II Corp.
       its general partner

        By: /s/ Scott A. Shay
               Name: Scott A. Shay
       Title: Executive Vice President

HYPERION FUNDING II CORP.

By: /s/ Scott A. Shay
       Name: Scott A. Shay
       Title: Executive Vice President

/s/ Lewis S. Ranieri
Lewis S. Ranieri

/s/ Scott A. Shay
Scott A. Shay

Page 14 of 16 Pages

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 10, 2005	HYPERION CLF LLC

By: /s/ Scott A. Shay
      Name: Scott A. Shay
      Title: Executive Vice President

HYPERION PARTNERS II L.P.
By: Hyperion Ventures II L.P.,
        its general partner
        By: Hyperion Funding II Corp.,
                its general partner

                 By: /s/ Scott A. Shay
                        Name: Scott A. Shay
                        Title: Executive Vice President

HYPERION VENTURES II L.P.
By: Hyperion Funding II Corp.
       its general partner

        By: /s/ Scott A. Shay
               Name: Scott A. Shay
       Title: Executive Vice President

Page 15 of 16 Pages

Date: February 10, 2005	HYPERION FUNDING II CORP. By: /s/ Scott A. Shay Name: Scott A. Shay Title: Executive Vice President /s/ Lewis S. Ranieri Lewis S. Ranieri /s/ Scott A. Shay Scott A. Shay

Page 16 of 16 Pages